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                                                  Exhibit D-1(d)


                   THE STATE OF NEW HAMPSHIRE
                           BEFORE THE
            NEW HAMPSHIRE PUBLIC UTILITIES COMMISSION


             Petition of New England Power Company
             For Certain Authority With Respect to
       the Issuance and Renewal of Short-Term Securities
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To the Public Utilities Commission:

       New England Power Company (NEP), a corporation duly organized and existing under the laws of The Commonwealth of Massachusetts and engaged in the generation, transmission, and sale at wholesale of electric energy within the State of New Hampshire with its principal office at 25 Research Drive, Westborough, Massachusetts respectfully represents as follows:

       1. NEP is a subsidiary of New England Electric System (NEES), a public utility holding company registered under the Public Holding Company Act of 1935.

       2. By Order No. 20,952 issued in Docket No. DF93-152, NEP is authorized, without first obtaining approval of the Commission, to issue and renew its notes, bonds, and other evidences of indebtedness payable in less than twelve months after the date thereof, in an aggregate amount thereof outstanding at any time (not including any such indebtedness which is to be retired with the proceeds of any new borrowings) not in excess of $375 million. As of March 1, 1998, NEP had $209 million of short-term debt outstanding.

       3. NEP requests that its short-term borrowing authority be increased to a maximum level of $750 million on a temporary basis. After the completion of divestiture, NEP will refile for a lower maximum level of short-term borrowing authority. As described in the Affidavit of John G. Cochrane, attached as Exhibit 1, NEP desires to increase its ability to finance the buyout of purchased power contracts with non-utility generators and the repurchase of certain of its mortgage bonds through the use of
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short-term debt prior to divestiture.  Upon divestiture, NEP will have to defease its outstanding mortgage bonds. To avoid additional defeasance costs, NEP does not plan to issue any additional mortgage bonds prior to divestiture. Therefore, NEP's primary funding vehicle will be short-term debt.

       4. NEP respectfully submits that incurring short-term indebtedness not in excess of $750 million will be consistent with the public good.

       WHEREFORE, your Petitioner prays:
          (a) That, in accordance with the provisions of R.S.A. 369:7,
NEP be authorized, without first obtaining approval of the Commission, from time to time, to issue and renew its notes, bonds, and other evidences of indebtedness payable in less than twelve months after the date thereof, in an aggregate amount thereof outstanding at any time (not including any such indebtedness which is retired with the proceeds of any new borrowings) not in excess of $750 million; and
          (b) That the Commission take such further steps and make such other findings and orders as may in its judgment be wise and expedient.
                         Respectfully submitted,
                         NEW ENGLAND POWER COMPANY
                             s/Thomas G. Robinson
                         By:
                            Thomas G. Robinson
                            Attorney for
                            New England Power Company
Date: March 13, 1998